Exhibit 99.8

Consent of Independent Auditors

        We consent to the incorporation by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005 and to the use in this Annual Report on Form 40-F of our report dated December 7, 2006 on the consolidated balance sheet of The Toronto-Dominion Bank as at October 31, 2006 and the consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, and our Report on Internal Control Under Standards of the Public Company Accounting Oversight Board (United States), which appear in the Bank's 2006 Annual Report to Shareholders.

/s/ Ernst & Young LLP
Chartered Accountants

Toronto, Canada
December 11, 2006